EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

Name and Jurisdiction of Incorporation

CRS Retail Technology Group, Inc.	United States
Epicor Retail Solutions	Canada
Epicor Software Argentina S.A.	Argentina
Epicor Software (Asia) PTE Ltd.	Singapore
Epicor Software (Aust) Pty. Ltd.	Australia
Epicor Software Canada, Ltd.	Canada
Epicor Software Mexico, S.A. de C.V.	Mexico
Epicor Software (North Asia) Ltd.	Hong Kong
Epicor Software Nordic AB	Sweden
Epicor Software (Taiwan) Limited	Republic of China
Epicor Software (UK) Limited	United Kingdom
Epicor Software Venezuela S.A.	Venezuela
Scala Business Solutions N.V.	The Netherlands